Financial Investors Trust

1290 Broadway, Suite 1000

Denver, Colorado 80203

August 30, 2021

VIA EDGAR

Ms. Kimberly Browning

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Financial Investors Trust (the “Registrant”)

File Nos. 33-72424, 811-8194

Dear Ms. Browning:

On behalf of the Registrant, set forth below are the Registrant’s responses to certain follow-up comments received from the staff of the Division of Investment Management on August 9, 2021 and August 26, 2021 regarding post-effective amendment No. 252 (“PEA 252”) to the Registrant’s registration statement under the Securities Act of 1933, as amended (the “1933 Act”), and Post-Effective Amendment No. PEA 253 under the Investment Company Act of 1940, as amended (the “Investment Company Act”), filed pursuant to Rule 485(a) on June 28, 2021, with respect to the Emerald Banking and Finance Fund, Emerald Insights Fund, and Emerald Growth Fund (each, a “Fund” and collectively, the “Funds”).

In connection with this response letter, and on or around August 30, 2021, the Registrant anticipates filing, pursuant to Rule 485(b), a new post-effective amendment to the Registrant’s registration statement under the 1933 Act (the “New PEA”), which is expected to include (i) changes to PEA 252 in response to the Staff’s comments, (ii) certain other non-material information; and (ii) certain other required exhibits.

Set forth in the numbered paragraphs below are the Staff’s oral comments provided August 9, 2021 and August 26, 2021 to PEA 252, accompanied by the Registrant’s responses to each comment. Capitalized terms not otherwise defined herein shall have the meanings given to them in PEA 252.

U.S. Securities and Exchange Commission

Division of Investment Management

August 30, 2021

Registrant notes that the Fund’s investment adviser has indicated its desire to change the name of the Emerald Banking and Finance Fund to the “Emerald Finance and Banking Innovation Fund.”

Staff Comments:

General Comments

1.	Staff Comment: Please provide the staff with copies of the revised prospectus and statement of additional information (“SAI”) at least five days prior to effectiveness.

Registrant’s Response: Comment complied with.

2.	Staff Comment: Please revise the introductory paragraph to each Fund’s “Example” to conform with Item 3 of the Form N-1A.

Registrant’s Response: Comment complied with. The introductory paragraph to each Fund’s “Example” has been revised to:

“This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below. You may qualify for certain sales charge discounts if you and your family invest, or agree to invest in the future, at least $50,000 in the Fund. More information about these and other discounts is available from your financial intermediary, in the section “BUYING, EXCHANGING AND REDEEMING SHARES” at page 27 of the prospectus and the section “PURCHASE, EXCHANGE & REDEMPTION OF SHARES” at page 32 of the Fund’s statement of additional information. In addition, please see Appendix A – Intermediary Sales Charge Waivers and Discounts.

3.	Staff Comment: The SAI indicates that each Fund may engage in short-term trading. Please confirm supplementally to the Staff that any such short-term trading expenses are included under “other expenses” in each Fund’s Fees and Expenses table.

Registrant’s Response: Registrant confirms that any short-term trading expenses are included under “other expenses” in each Fund’s Fees and Expenses table.

4.	Staff Comment: The first footnote to each Fund’s Fees and Expenses table includes that “[t]otal annual fund operating expenses have been restated to reflect current fees.” Please explain supplementally to the Staff the changes that necessitated this restatement.

Registrant’s Response: Each Fund’s Total Annual Operating Expenses have been restated from the actual expense amount for the fiscal year to capture, to the extent appropriate with respect to a particular class, the full contractual shareholder services fees and Rule 12b-1 fees.

U.S. Securities and Exchange Commission

Division of Investment Management

August 30, 2021

Emerald Banking and Finance Fund

5.	Staff Comment: The Fund’s name includes “Banking and Finance”. The first sentence of the Fund’s principal investment strategies section includes,

“The Emerald Banking and Finance Fund has adopted an investment policy that it will, under normal conditions, invest at least 80% of the value of its assets (net assets plus the amount of any borrowings for investment purposes) in stocks (both common and preferred) of companies principally engaged in the banking or financial services industries, and collective investment vehicles that invest in companies that are principally engaged in the banking and financial services industries.” (emphasis added) (the “80% Test”).

a. Please clarify whether a security held by the Fund must be in the banking industry, the financial services industry, the banking industry, or both for calculating compliance with the Fund’s 80% Test.

b. The Staff notes that, when calculating compliance with the Fund’s 80% Test, the Fund may only count investments in underlying funds to the extent 80% of such underlying fund’s investments are consistent with the Fund’s 80% Test.

Registrant’s Response:

a. The Fund’s investments in companies principally engaged in either banking or financial services would be counted favorably for the purposes of calculating compliance with the Fund’s 80% Test.

b. Registrant confirms that the Fund’s investments in underlying funds will only be counted favorably towards compliance with the Fund’s 80% Test if such underlying funds provide equity exposure to companies that are principally engaged in banking and financial services.

6.	Staff Comment: Please revise the Fund’s principal investment strategies section to include a discussion of the Fund’s strategies necessitating the inclusion of “Blockchain Investments Risk,” “Financial Technology Risk,” “Foreign Securities Risk,” and “Special Purpose Acquisition Risk.” The Staff also notes that the Fund’s principal risks should be tailored to address the specific risks of the Fund as opposed to generalized statements.

Registrant’s Response: Registrant has added to the Fund’s principal investment strategies disclosure regarding the Fund’s investments in SPACs and foreign securities. Additionally, “Blockchain Investments Risk” has been revised to “Distributed Ledger Technology (“DLT”) and Blockchain Investments Risk.”

While the Fund’s investments in the banking and financial services industries have led the Fund to invest in DLT, blockchain, and other financial technology companies, the Fund’s investments in such companies have grown out of an evolution in the types of companies included within the banking and financial services industries, and not as a result of any change to the Fund’s principal investment strategies. Accordingly, Registrant respectfully notes that the current principal investment strategies and investments outlined in the Fund’s principal investment strategies section are consistent with the additional risks. That being said, Registrant has revised the Fund’s principal investment strategies section to include additional information regarding financial technology companies. Registrant has revised certain principal risks of the Fund to be more tailored to the Fund’s principal investment strategies.

U.S. Securities and Exchange Commission

Division of Investment Management

August 30, 2021

7.	Staff Comment: With respect to the Fund’s “Foreign Securities Risk,” please specify the counties in which the Fund invests and the specific risks associated with an investment in such countries.

Registrant’s Response: Comment complied with. The Fund’s investments in the securities of foreign issuers as outlined in the Fund’s principal investment strategies will be primarily in those of issuers listed on Canadian exchanges. Accordingly, the “Foreign Securities Risk” has been revised to include disclosure regarding the risks associated with Canadian securities.

8.	Staff Comment: The Fund’s 80% Test includes reference to “collective investment vehicles.”

a. Please specify each collective investment vehicle in which the Fund will invest and add any attendant risks to the Fund’s principal risk disclosure.

b. Please be cognizant that Rule 35d-1 under the Investment Company Act (“Rule 35d-1”) prohibits a registered investment company from using a materially misleading name. Please explain to the Staff how the Fund’s name is in compliance with Rule 35d-1 to the extent the Fund counts collective investment vehicles, including those vehicles holding blockchain and cryptocurrency companies, for the purposes of its 80% Test.

c. If the Fund has a policy with respect to the remaining 20% of its portfolio, please disclose such policy in the Fund’s principal investment strategies.

Registrant’s Response:

a. The collective investment vehicles in which the Fund invests that could be counted favorably for the 80% Test include open-end mutual funds and exchange-traded funds. Disclosure regarding the risks of the Fund’s investments in such vehicles is included under “Securities Issued by Other Investment Companies Risk” in the Fund’s principal risks section.

b. Registrant notes that it is not uncommon for a fund to include collective investment vehicles within its test for compliance with the requirements of Rule 35d-1. If and to the extent that the Fund’s investments in collective investment vehicles have direct investments in cryptocurrencies, those investments will not meet the Fund’s criteria for any such vehicle to be considered to be principally engaged in banking or financial services, and would not be counted favorably for the purposes of determining compliance with the Fund’s 80% Test. The Fund’s investments in collective investment vehicles holding DLT, blockchain, and cryptocurrency companies, however, will be counted favorably towards compliance with the Fund’s 80% Test, only if and to the extent that such companies meet the Fund’s criteria to qualify as a company that is principally engaged in either banking or financial services.

U.S. Securities and Exchange Commission

Division of Investment Management

August 30, 2021

c. The Fund does not have a policy with respect to the remaining 20% of its portfolio. Therefore, no associated disclosure has been added to the Fund’s principal investment strategies section.

9.	Staff Comment: Please revise the Fund’s principal investment strategies sector to state that the Fund will not invest in initial coin offerings (“ICOs”).

Registrant’s Response: Comment complied with. Registrant has revised the Fund’s principal investment strategies section to include the following disclosure:

“At this time, the Fund will not invest directly in cryptocurrencies or initial coin offerings.”

10.	Staff Comment: With respect to the Fund’s investments in blockchain companies, please define “blockchain companies” and include the source of the definition. Please specify the criteria used to determine whether a company is tied to blockchain. For example, the Staff would not object if the Fund stated that a company is sufficiently tied to blockchain if 50% if its revenues or assets are derived from blockchain technology. Please note that the Staff has determined that a company’s status as a cryptocurrency payee is not sufficient to tie the company to blockchain.

Registrant’s Response: As noted above, the “Blockchain Investment Risk” has been revised to “Distributed Ledger Technology Risk (“DLT”) and Blockchain Investments Risk.” The Item 9 “Distributed Ledger Technology Risk (“DLT”) and Blockchain Investments Risk” has been revised to further define what constitutes a “blockchain company.”

The Registrant recognizes that disclosure regarding the criteria used by a fund to determine whether a company is tied to blockchain would be relevant where a fund’s name includes “blockchain” so as to determine compliance with Rule 35d-1. With respect to the Fund’s investments, blockchain companies are one of the many types of companies that could meet the Fund’s criteria to be considered within financial services. Accordingly, the requested disclosure has not been added to the Fund’s principal investment strategies section.

U.S. Securities and Exchange Commission

Division of Investment Management

August 30, 2021

11.	Staff Comment: Please clarify in plain English the definition of “distributed ledger technology” and how a company engaging in such technology constitutes a blockchain company.

Registrant’s Response: Comment complied with. Disclosure regarding the definition of distributed ledger technology and the relationship between blockchain technologies and distributed ledger technology has been added to the Item 9 “Distributed Ledger Technology Risk (“DLT”) and Blockchain Investments Risk”.

12.	Staff Comment: Please add disclosure stating that the Fund does not invest directly in cryptocurrencies, and as the Fund does not invest directly in cryptocurrencies, the Fund is not expected to track directly the price of cryptocurrencies in which it invests.

Registrant’s Response: Comment complied with. The Fund’s principal investment strategies section has been revised to indicate that the Fund has not invested directly in cryptocurrencies to date and has no intention to do so. Accordingly, the following disclosure has been added to the “Cryptocurrency Exposure Risk:”

“As the Fund will not invest directly in cryptocurrencies and indirect cryptocurrency exposure will only be one component of the Fund’s investments, the Fund is not expected to track the price movements of cryptocurrencies.”

13.	Staff Comment: The Fund’s principal risks section includes a “Cryptocurrency Exposure Risk.” Please add corresponding disclosure to the Fund’s principal investment strategies section.

Registrant’s Response: At this time, the Fund’s indirect investments in cryptocurrencies comprise less than 5% of the Fund’s portfolio. Accordingly, Registrant believes the current designation of “Cryptocurrency Exposure Risk” as a non-principal risk of the Fund is appropriate.

14.	Staff Comment: Please see the SEC’s 2018 letter regarding engaging in fund innovation and cryptocurrency-related holdings. Please inform the Staff supplementally how the Fund will address the significant legal issues addressed in this letter, including valuation, liquidity, custody, manipulation, and other risks.

Registrant’s Response: The 2018 Staff Letter identifies the following areas for consideration: Valuation, Liquidity, Custody, Arbitrage (for ETFs), and Market Manipulation. The Adviser considers these factors when contemplating investments that may increase the Fund’s exposure to cryptocurrency and cryptocurrency markets. Although the 2018 Staff Letter is focused heavily on direct holdings of cryptocurrencies and futures on cryptocurrencies (neither of which are currently being contemplated as Fund investments), the Adviser’s current views on these factors generally as they relate to the Fund and its investments are as follows:

U.S. Securities and Exchange Commission

Division of Investment Management

August 30, 2021

•	Valuation – As noted earlier, the Fund will not directly invest in cryptocurrencies. Any exposure to cryptocurrencies will occur indirectly, through investments such as (i) 1940 Act registered investment companies, including exchange-traded funds (ETFs) and (ii) trusts who are SEC reporting companies and whose shares are registered pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended. In each instance, prices are available daily from NAV of the mutual fund/ETF or from the closing market prices of the trusts.
•	Liquidity – As noted earlier, the Fund’s investments will not be in cryptocurrencies directly, and the entities through which the Fund will invest either will (i) offer daily liquidity (such as open end-mutual funds) or (ii) be traded on over-the-counter markets in the United States with active trading volumes.
•	Custody – As noted earlier, the Fund’s investments will not be in cryptocurrencies directly, but in the entities noted above, whose custody obligations and requirements under Section 17 of the 1940 Act are well-defined and do not raise any novel issues.
•	Arbitrage (for ETFs) – Not applicable.
•	Market Manipulation – Registrant believes that, with only a small and indirect investment in cryptocurrencies through its investments in banking and financial service companies, the Fund’s exposure to market manipulation of cryptocurrencies is minimal. While it is possible that some of the Fund’s investments do themselves bear the risk of market manipulation with respect to their cryptocurrency holdings, their own independent monitoring of those investments, and the relative size of the Fund’s investments in those companies and, in turn, their cryptocurrency exposure, Registrant believes that it is reasonably well insulated from the adverse effects of potential market manipulation of one or more cryptocurrencies held by some or all of those Fund investments. The Registrant acknowledges that market manipulation might exist and has included such disclosure in the non-principal “Cryptocurrency Exposure Risk.”
15.	Staff Comment: Please supplementally provide the Staff with the level of the Fund’s direct and indirect exposure to cryptocurrencies, bitcoin and other cryptocurrency related assets, including the name of such holdings and the percentage of the Fund’s assets such holdings represent.

Registrant’s Response: The Fund has no direct exposure to cryptocurrencies. As of the fiscal year ended April 30, 2021, the names of the Fund’s holdings giving rise to the Fund’s indirect exposure to bitcoin and other cryptocurrency-related assets, including the percentage of the Fund’s assets such holdings constitute, are included below:

U.S. Securities and Exchange Commission

Division of Investment Management

August 30, 2021

Ticker	Name	Percentage of Fund Assets
BITW	BITWISE 10 CRYPTO INDEX FND UNIT	0.53%
BTCC/U CN	PURPOSE BITCOIN ETF	0.80%
EBIT/U CN	BITCOIN ETF	0.37%
ETHE	GRAYSCALE ETHEREUM TRUST	1.22%
GBTC	GRAYSCALE BITCOIN TRUST btc	1.41%
	TOTAL (as of 4/30/21)	4.33%

16.	Staff Comment: In light of the questions raised by the Staff concerning the Fund’s principal investment strategy, please be prepared to delay the date of effectiveness of the Fund’s Rule 485(b) filing.

Registrant’s Response: Registrant acknowledges the Staff’s comment.

17.	Staff Comment: The second paragraph of the Fund’s principal investment strategies section states that the Fund will usually emphasize small or medium market capitalization companies. “Will usually” is vague and suggests that the Fund may invests in other than small or medium market capitalization companies. For clarity, please consider revising to “will” or “primarily will.”

Registrant’s Response: Comment complied with. The second paragraph of the Fund’s principal investment strategies section has been revised to state that the Fund “primarily will emphasize companies that, at the time of purchase, constitute small or medium market capitalization companies...”

18.	Staff Comment: The second paragraph of the Fund’s principal investment strategies section includes that, “…the Fund will invest not less than 25% of its net assets in securities of companies principally engaged in the banking industry and not less than 25% of its net assets in securities of companies principally engaged in the financial services industry.” Please revise the disclosure to clarify why the Fund is drawing attention to this investment limitation.

Registrant’s Response: Comment complied with. The Fund’s principal investment strategies section has been revised as follows:

“In addition, while the non-fundamental policy described above allows for the Fund to invest in companies that are principally engaged in either banking or financial services, the Fund has adopted a fundamental policy that it will invest not less than 25% of its net assets in securities of companies principally engaged in the banking industry and not less than 25% of its net assets in securities of companies principally engaged in the financial services industry.”

U.S. Securities and Exchange Commission

Division of Investment Management

August 30, 2021

19.	Staff Comment: The Fund’s principal investment strategies section includes the criteria to determine whether the issuer of securities in which the Fund invests is “principally engaged” in the banking or financial services industries. Please add additional clarification regarding the financial services industry. The SAI includes that the Fund currently intends to use the Standard Industrial Classification System (“SIC”). The Staff notes that SIC does not have a particular “financial services” industry code. Funds are not prohibited from setting their own industry guidelines, but such classifications should not be overly broad. In the Staff’s opinion, “financial services” is overly broad. Please inform the Staff supplementally of the applicable SIC codes used by the Fund to make this determination. Please revise the prospectus and SAI disclosure to indicate the industries or groups of industries in which the Fund will concentrate. The Staff refers Registrant to Section 8 of the Investment Company Act.

Registrant’s Response: Registrant thanks the Staff for bringing this disclosure, which dates back to the Fund’s inception in 2012, to the Registrant’s attention. While that original disclosure did specifically refer to the use of SIC codes in determining whether the issuer of securities in which the Fund invests were engaged in banking or financial services, it also stated that the Fund may use other classification titles, standards, and systems from time to time, as it determines to be in the best interests of shareholders. In fact, during its existence, the Fund has not always relied solely on the SIC system in determining whether or not the issuer of a particular investment was principally engaged in banking or financial services, both of which have continued to rapidly evolve over the past nine years.

In response to the Staff’s comment, the Fund has revised the disclosure to state that the Fund intends to use the Russell Industry Classification Benchmark (“ICB”) to guide it in determining whether the issuers of the securities in which the Fund invests are principally engaged in banking or financial services. The Fund will use the ICB Banks, Financial Services, Insurance, and, exclusively with respect to holdings from prior to January 1, 2019, Real Estate SuperSectors; and the ICB Transaction Processing Services SubSector. The Fund’s investment adviser believes the inclusion of the Transaction Processing Services SubSector is appropriate given the name and investment strategy of the Fund as this SubSector includes companies such as Paypal Holdings, Inc. and Square, Inc., which the Fund’s investment adviser believes investors would expect to fall within the category of financial services companies.

Once again, however, the disclosure confirms that the Fund may use other classification titles, standards, and systems from time to time, including but not limited to SIC or Global Industry Classification Standard (“GICS”), as it determines to be in the best interests of shareholders.

20.	Staff Comment: The third paragraph of the Fund’s principal investment strategies section indicates that the Fund will invest in real estate investment trusts (“REITs”). Please indicate the type of REITs in which the Fund invests and add attendant risks to the Fund’s principal risks section. If the Fund has an allocation strategy for a particular sector, please disclose such strategy.

Registrant’s Response: The Fund does not invest with a focus on a particular type of REIT. Rather, the Fund invests in REITs that meet the Fund’s criteria to be considered as “principally engaged” in financial services. Registrant notes that effective after market close on December 31, 2018, “Real Estate” was segmented out of the ICB Financials Industry.1 The Fund was reorganized into the Trust in 2012, and for historical reasons Registrant believes it is still appropriate to include real estate as a component of financial services, to the extent of and for the reasons described below. Specifically, as described in response to Comment 19, and without necessarily agreeing with the Staff’s position, the Fund’s principal investment strategies section has been revised to indicate that the Fund’s holdings in the Real Estate SuperSector will count favorably towards compliance with the Fund’s 80% Test only to the extent such holdings were holdings of the Fund prior to January 1, 2019.

[1]	https://www.ftserussell.com/press/ftse-russell-announces-enhancements-its-industry-classification-benchmark-icb-following.

U.S. Securities and Exchange Commission

Division of Investment Management

August 30, 2021

Notwithstanding the aforementioned REIT holdings from prior to January 1, 2019 and without necessarily agreeing with the Staff’s position, Registrant confirms that mortgage REITs, which are classified by the ICB as being a Sector under the Financial Services SuperSector, will be the only other type of REIT that is counted favorably for the purposes of determining compliance with the Fund’s 80% Test. The Fund’s principal investment strategies section has been revised accordingly. As noted in the response to Comment 19, however, the Fund may use other classification titles, standards, and systems from time to time, including but not limited to SIC or GICS, as it determines to be in the best interests of shareholders.

In addition, the Fund does not have an allocation strategy with respect to a particular sector.

While no revisions have been made to add an allocation strategy, the following disclosure has been added to the Fund’s principal investment strategies section:

“There are no limitations with respect to the type of REITs in which the Fund may invest.”

21.	Staff Comment: Please revise the principal investment strategies section to include a brief description of how the Fund’s investment adviser determines to sell a holding. See Item 9(b)(ii) of Form N-1A.

Registrant’s Response: Comment complied with. The following disclosure has been added to each Fund’s principal investment strategies section:

“The Fund generally sells investments when the Adviser concludes that better investment opportunities exist in other securities, the security is fully valued, or the issuer’s circumstances or the political or economic outlook have changed.”

22.	Staff Comment: “COVID-19 Risks” is listed as a non-principal risk of the Fund. Please note the significant market risks that occurred since the date of the filing and how these risks may affect the Fund. If the Registrant believes no additional risks are relevant, please explain to the Staff the rationale behind such belief.

Registrant’s Response: Comment complied with. Registrant has moved the COVID-19 risk to the Funds’ principal risks sections, and added updated disclosure.

23.	Staff Comment: Please include in the Fund’s principal risks section disclosure regarding the individual industries in which the Fund concentrates.

Registrant’s Response: Comment complied with. Registrant has revised the Fund’s principal investment strategies section to include reference to the Russell ICB SuperSectors and SubSector used by the Fund.

24.	Staff Comment: The “Concentration in Banking- and Financial Services-Related Investments” risk included in the Fund’s principal risks section includes, “[t]he banking and financial services industries are comparatively narrow segments of the economy.” Given the breadth of investments included within the Fund’s definition of such industries, is this statement accurate?

U.S. Securities and Exchange Commission

Division of Investment Management

August 30, 2021

Registrant’s Response: Comment complied with. Registrant notes that the “Concentration in Banking- and Financial Services-Related Investments” has been revised to “Banking- and Financial Services-Related Investments Risk” and “Concentration Risk” has been broken out separately. Accordingly, the first sentence in the “Banking- and Financial Services-Related Investment Risk” has been revised as follows:

“The banking and financial services industries represent only a portion of the overall economy.”

25.	Staff Comment: Please remove “but not limited to” from the “Securities Issued by Other Investment Companies” risk included in the Fund’s principal risks section. Please also confirm to the Staff that all principal risks and strategies of the Fund are disclosed in the prospectus.

Registrant’s Response: Comment complied with. Registrant has removed the requested language from the “Securities Issued by Other Investment Companies Risk.” In response to the Staff’s comments, Registrant has revised the Funds’ principal investment strategies sections to include additional disclosure regarding the principal risks associated with the Funds’ strategies, and the Fund’s investment adviser has confirmed to the Registrant that all principal risks and strategies of the Fund are disclosed in the prospectus.

26.	Staff Comment: The first paragraph on page 4 of the prospectus has no heading. To ensure that shareholders are aware, please relocate the final sentence of this paragraph to the introductory paragraph of the principal risks section or the cover page of the prospectus.

Registrant’s Response: Comment complied with. The relevant paragraph has been moved to the end of the Fund’s principal risks section, and the final sentence of such paragraph has been incorporated into the introductory paragraph to each Fund’s principal risks section.

27.	Staff Comment: With respect to the “Blockchain Investment Risk,” please enhance the disclosure to explain that many companies in which the Fund invests will have only indirect or no substantial involvement in blockchain industries. To the extent disclosure is not already included, please add disclosure related to investments in foreign and emerging market blockchain companies.

Registrant’s Response: The Fund intends to invest only in blockchain companies that are listed on U.S. and Canadian exchanges. Accordingly, the Fund has not added disclosure related to investments in blockchain companies in emerging markets. As noted above, the “Blockchain Investments Risk” has been revised to the “Distributed Ledger Technology (“DLT”) and Blockchain Investments Risk.” The first sentence in the “Distributed Ledger Technology (“DLT”) and Blockchain Investment Risk” has been revised as follows:

U.S. Securities and Exchange Commission

Division of Investment Management

August 30, 2021

“The Fund may invest in companies listed on U.S. and Canadian exchanges that are engaged in the use of, or have exposure to, DLT and blockchain.”

As a result of the Russell Industry Classification Benchmark discussed above, the Fund considers blockchain technology companies to be a component of financial services. On this basis, Registrant believes that adding disclosure to the effect that the many companies in which the Fund invests will have only indirect or no substantial involvement in blockchain industries may be confusing to shareholders of the Fund. Therefore, associated disclosure has not been added to the Fund’s “Distributed Ledger Technology (“DLT”) and Blockchain Investments Risk.”

28.	Staff Comment: With respect to the Fund’s “Disruptive Innovation Risk,” please define “disruptive innovation” and add associated disclosure to the Fund’s principal investment strategies section. Please indicate if the Fund’s investments in such companies count for the purposes of the Fund’s 80% Test, and what impact the inclusion of such companies has on the Fund’s ability to comply with Rule 35d-1.

Registrant’s Response: The “Disruptive Innovation Risk” has been removed as a principal risk of the Fund in light of the other, more precisely focused, principal risks included in the revised filing. Accordingly, Registrant respectfully declines to make the requested changes to the Fund’s principal investment strategies.

29.	Staff Comment: With respect to the Fund’s “Financial Technology Risk,” please add associated disclosure to the Fund’s principal investment strategies section. Please also indicate the criteria used to determine whether a company constitutes a financial technology company and what tests the Fund uses to determine if a company’s economic fortune is tied to banking and finance issuers. Please indicate if the Fund’s investments in such companies count for the purposes of the Fund’s 80% Test, and what impact the inclusion of such companies has on the Fund’s ability to comply with Rule 35d-1.

Registrant’s Response: The Fund’s investments in financial technology companies will be counted favorably for the purposes of determining compliance with the Fund’s 80% Test to the extent a financial technology company meets the Fund’s criteria to be considered as principally engaged in banking or financial services.

The Registrant recognizes that disclosure regarding the criteria used by a fund to determine whether a company is tied to blockchain would be relevant where a fund’s name includes “financial technology” so as to determine compliance with Rule 35d-1, with respect the Fund’s investments, financial technology companies are one of the many types of companies that may meet the Fund’s criteria to be considered within banking and financial services. Accordingly, the requested disclosure has not been added to the Fund’s principal investment strategies section.

U.S. Securities and Exchange Commission

Division of Investment Management

August 30, 2021

30.	Staff Comment: With respect to the Fund’s “Special Purpose Acquisition Company Risk” and investments in SPACs, please:

a. explain supplementally why investment in SPACs is consistent with the Fund’s objectives and the policies of the Fund.

b. briefly define SPACs in plain English, and add corresponding disclosure to the Fund’s principal investment strategies section.

c. if the Fund has a policy with respect to the percentage of its assets that will be allocated to SPACs, disclose such strategy.

d. confirm that investment in SPACs is a principal investment strategy of the Fund. If not, please relocate disclosure regarding SPACs to the SAI.

e. disclose the types of SPACs in which the Fund may invest. For example, whether the Fund will invest in pre-combination or post-combination SPACs, or both, and to what extent the Fund will invest in such categories, whether the Fund will invest in foreign SPACs, and the type of issuer.

f. if investment in SPACs is a principal strategy of the Fund, disclose the factors the Fund’s investment adviser considers when considering whether to make an investment in a SPAC.

g. disclose whether the Fund’s investments in SPACs will count for the purposes of the Fund’s 80% Test, and what impact the inclusion of such companies has on the Fund’s ability to comply with Rule 35d-1.

h. to the extent not already included, include disclosure regarding the risks of SPACs including potential misalignment, that less publicly available information exists regarding SPACs than that which is available in connection with traditional initial public offerings, early investors in a SPAC may invest on the reputation of the sponsor, SPACs are speculative investments, conflicts of interest, fraud, trading prices (including that the market price may fluctuate significantly), that the Fund may invest in a SPAC at a higher price which would reduce the return to shareholders, SPACs may invest proceeds in U.S. Treasuries, the lack of income from SPAC investments, and that SPACs have little to no liquidity and may trade at a discount to NAV.

i. supplementally explain whether the Fund will invest in SPACs of related parties, and whether the Fund’s investment adviser is a sponsor of, or holds an interest in, a SPAC.

Depending on the Registrant’s response, the Staff may have additional comments.

U.S. Securities and Exchange Commission

Division of Investment Management

August 30, 2021

Registrant’s Response:

a. The Fund’s investments in SPACs will be limited to those that meet the Fund’s criteria to qualify as within the banking and/or financial services industries. Therefore, the Fund’s investments in such entities are consistent with the Fund’s objectives and policies.

b. The “Special Purpose Acquisition Company Risk” has been revised to define SPACs in plain English, and disclosure regarding the Fund’s investments in SPACs has been added to the Fund’s principal investment strategies section.

c. The Fund does not have a policy with respect to the amount of the Fund’s assets that will be allocated to SPACs. Accordingly, no such disclosure has been added to the Fund’s principal investment strategies section.

d. Investment in SPACs that meet the Fund’s criteria to qualify as within banking and/or financial services is a principal investment strategy of the Fund. Accordingly, Registrant has not moved the Fund’s SPAC-related disclosure to the SAI.

e. The Fund does not target a particular form of SPAC for investment. However, at the present time the Fund intends to invest only in SPACs that already have identified an acquisition target, and does not intend to invest in “blank check” SPACs, foreign SPACs, or IPO SPACs. The following disclosure has been added to the Fund’s principal investment strategies section:

“The Fund may invest in stocks of special purpose acquisition companies (“SPACs”). The Fund does not target a particular form of SPAC, with the exception that the SPAC must have identified an acquisition target at or prior to the time of the Fund’s investment, and such target must be consistent the ICB SuperSectors or SubSector outlined above.”

f. As noted above, at the present time the Fund does not intend to invest in “blank check” SPACs, foreign SPACs, or IPO SPACs, and intends to only invest in SPACs that already have identified an acquisition target. Once the specific SPAC-related characteristics of the investment are evaluated, the investment adviser uses the same investment approach when considering whether to make an investment in a SPAC as it uses when considering other investments on behalf of the Fund. As disclosed in the Fund’s principal investment strategies section, the investment adviser utilizes a growth approach to choosing securities based upon fundamental research which attempts to identify companies whose earnings growth rate exceeds that of their peer group, exhibit a competitive advantage in niche markets, or do not receive significant coverage from other institutional investors.

g. As described above, the Fund’s investments in SPACs will be limited to those that meet the Fund’s criteria to qualify as within banking and/or financial services. Without necessarily agreeing with the Staff’s position, the Fund’s investments in SPACs only will be counted favorably for the purposes of compliance with the Fund’s 80% Test once a SPAC has completed the acquisition of its acquisition target.

U.S. Securities and Exchange Commission

Division of Investment Management

August 30, 2021

h. Comment complied with. Registrant has revised the Item 4 and Item 9 “Special Purpose Acquisition Company Risk” to incorporate the requested changes.

i. The Fund’s investment adviser has confirmed that, at this time, neither the Fund’s investment adviser nor its affiliates are sponsors of a SPAC. In addition, the Fund’s investment adviser has confirmed that at this time, the Fund is the investment adviser’s only client that is invested in SPACs, although that may change in the future.

31.	Staff Comment: Please provide completed performance information required by Item 4 of Form N-1A prior to the date of effectiveness.

Registrant’s Response: Comment complied with.

Emerald Growth Fund

32.	Staff Comment: Please specify in the Fund’s principal investment strategies section whether the Fund invests in both U.S. and foreign issuers, and add attendant risks to the Fund’s principal risks section.

Registrant’s Response: Comment complied with. Registrant has revised the Fund’s principal investment strategies section to clarify that the Fund may invest in both U.S. and foreign issuers. At the present time, the Fund’s investments in securities of foreign issuers are limited to investments in issuers listed on Canadian exchanges. Accordingly, a “Foreign Securities Risk,” which includes disclosure regarding the risks associated with investing in Canadian securities, has been added to the Fund’s principal risks section.

33.	Staff Comment: For each principal risk of the Fund, please confirm associated disclosure is included in the Fund’s principal investment strategies section. To the extent associated disclosure is not included, please add disclosure to the Fund’s principal investment strategies section.

Registrant’s Response: Comment complied with. The Fund’s principal investment strategies section has been revised to include additional disclosure regarding the Fund’s strategy with respect to certain investments described in the Fund’s principal risks.

Emerald Insights Fund

34.	Staff Comment: The first paragraph in the Fund’s principal investment strategies section includes reference to U.S. issuers only. The Fund’s principal risks section includes a “Foreign Securities Risk.” Please revise the Fund’s principal investment strategies section to include disclosure regarding the Fund’s investments in securities of foreign issuers.

U.S. Securities and Exchange Commission

Division of Investment Management

August 30, 2021

Registrant’s Response: Registrant has revised the Fund’s principal investment strategies section to clarify that the Fund may invest in both U.S. and foreign issuers.

35.	Staff Comment: The table included within the “What are the Principal and Non-Principal Risks of Investing in Each Fund” section indicates that “Disruptive Innovation Risk” is a principal risk of the Fund. Please add disclosure regarding this risk to the Fund’s summary principal investment strategies and risks sections.

Registrant’s Response: As noted above in response to Comments 6 and 28, references to the “Disruptive Innovation Risk” have been removed from the prospectus in favor of other, more precisely focused, risk disclosures. Therefore, no disclosure has been added to the Fund’s principal investment strategies or principal risks sections.

General Comments

36.	Staff Comment: The “Payments to Broker-Dealers and Other Financial Intermediaries” section includes a discussion of clean shares.

a. Does the Fund intend to designate each Fund’s institutional class of each Fund as “clean shares” for the purposes of the relief granted in the Capital Group no action letter dated January 11, 2017? If so, revise the text for clarity and confirm the conditions included in such no action letter have been met.

b. Please modify the Funds’ Fees and Expenses tables to indicate that that shareholders of the Funds may pay commissions. See the 2016-06 Staff guidance that addresses this topic.

c. Please confirm supplementally that any clean shares are not subject to Rule 12b-1 fees.

d. Please clarify whether this section applies to each Fund. If not, please identify the applicable Fund.

Registrant’s Response:

a. Registrant confirms that each Fund’s institutional class shares are designated as “clean shares.” Registrant has revised the disclosure in the second paragraph of the “Payments to Broker-Dealers and Other Financial Intermediaries” section to include the following disclosure:

“Certain broker-dealers may regard Institutional Class shares as being “clean” shares, since they do not contain any front-end load, deferred sales charge, or other asset-based fees for sales or distribution. Certain brokers may charge investors commissions or other charges on brokerage transactions in “clean” shares. Shares of the Funds are available in other share classes that have different fees and expenses.”

U.S. Securities and Exchange Commission

Division of Investment Management

August 30, 2021

b. Registrant has revised the paragraph prior to each Fund’s Fees and Expenses table to include the following disclosure:

“You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below.”

c. Registrant confirms that the institutional classes of each Fund are not subject to Rule 12b-1 fees.

d. The “Payments to Broker-Dealers and Other Financial Intermediaries” section has been revised to clarify that the disclosure applies to each Fund.

SAI Comments

37.	Staff Comment: Please confirm supplementally that all principal investment strategies and risks of the Funds described in the SAI are included in the prospectus, and vice versus.

Registrant’s Response: Comment complied with. The discussion of the Funds’ principal investment strategies has been removed from the SAI. Registrant has otherwise reviewed the various risks and strategies applicable to the Funds but believes the current disclosure is adequate.

38.	Staff Comment: Page 21 of the SAI includes disclosure regarding the Emerald Banking and Finance Fund’s a fundamental investment limitation regarding concentration, which includes that under normal conditions the Fund will, “…invest not less than 25% of its total assets in securities of companies principally engaged in the banking industry and not less than 25% of its total assets in securities of companies principally engaged in the financial services industry.” Funds are not prohibited from setting their own industry guidelines, but such classifications should not be overly broad. If the Staff’s opinion, “financial services” is overly broad. Please revise the Fund’s fundamental policy with respect to concentration to clarify the specific industries in which the Fund concentrates. The Staff notes that, in its view, shareholder approval is not required with respect to changes that are clarifying edits to a fundamental investment restriction.

Registrant’s Response: Registrant believes that, as defined in the revised SAI, financial services is not overly broad as an investment limitation. Accordingly, Registrant respectfully will make no changes to revise the Banking and Finance Fund’s fundamental investment limitation with respect to concentration.

39.	Staff Comment: Please add disclosure that the Emerald Banking and Finance Fund will consider the investments of underlying funds in which the Fund invests when determining compliance with the Fund’s fundamental investment restrictions with respect to concentration.

U.S. Securities and Exchange Commission

Division of Investment Management

August 30, 2021

Registrant’s Response: Registrant confirms that the Fund will not consider the investments of underlying funds in which the Fund invests when determining compliance with the Fund’s fundamental investment restrictions with respect to concentration. Accordingly, Registrant respectfully declines to add the requested disclosure.

* * * * *

If you have any questions or further comments, please contact Peter H. Schwartz, counsel to the Registrant, at (303) 892-7381.

Very truly yours,

/s/ Jennifer Craig
Jennifer Craig
Assistant Secretary of Financial Investors Trust

cc:	Peter H. Schwartz, Esq., Davis Graham & Stubbs LLP